Exhibit (c)(3)

DRAFT FOR DISCUSSION PURPOSES ONLY

July [   ], 2018

RMG Networks Holding Corporation

15301 North Dallas Parkway

Suite 500

Addison TX  75001

Attention: The Special Committee of the Board of Directors

Members of the Special Committee of the Board of Directors:

We have been advised that RMG Networks Holding Corporation (the “Company”) may enter into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company and New RMG Networks Holding Corporation (“New RMG”).  We have been further advised that pursuant to the Merger Agreement, among other things, (i) the Company will merge with New RMG (the “Merger”), with New RMG surviving the Merger, and (ii) each outstanding share of common stock, par value $0.0001 per share (“Company Common Stock”), of the Company will be converted into the right to receive one share of common stock, par value $0.0001 per share (“New RMG Common Stock”), of New RMG (the “Merger Consideration”), and (iii) prior to the Merger, Hale Capital Investors, LP (the “Investor”) will purchase from New RMG (the “Investment”) 4,827,587 shares of Series A Preferred Stock, par value $0.0001 per share (“New RMG Preferred Stock”), of New RMG in exchange for $7,000,000 in cash.  In addition, we have been advised that the Company is party to an Agreement and Plan of Merger, dated April 2, 2018 (the “SCG Agreement”), by and among SCG Digital, LLC (“Parent”), SCG Digital Merger Sub, Inc. (“Merger Sub”), SCG Digital Financing, LLC and the Company pursuant to which, among other things, the Company will merge with Merger Sub (the “SCG Merger”), each outstanding share of Company Common Stock will be converted into the right to receive $1.27 in cash (the “SCG Merger Consideration”) and the Company will become a wholly owned subsidiary of Parent.

You have requested that Cassel Salpeter & Co., LLC render an opinion (this “Opinion”) to the Special Committee (the “Committee”) of the Board of Directors of the Company (the “Board”) as to whether, as of the date of this Opinion, the Merger Consideration to be received by the holders of Company Common Stock in the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to such holders (solely in their capacity as holders of Company Common Stock).  With your consent, we have evaluated the fairness of the Merger Consideration to be received by the holders of Company Common Stock in the Merger pursuant to the Merger Agreement on the basis of a comparison of the SCG Merger Consideration with the implied value reference ranges for the Merger Consideration indicated by our financial analyses.

In arriving at this Opinion, we have made such reviews, analyses, and inquiries as we have deemed necessary and appropriate under the circumstances.  Among other things, we have:

•                  Reviewed a draft, dated July 28, 2018, of the Merger Agreement.

•                  Reviewed a draft, dated July 23, 2018, of the certificate of designations, preferences and rights of the New RMG Preferred Stock (the “Certificate of Designations”).

•                  Reviewed certain publicly available financial information and other data with respect to the Company that we deemed relevant.

•                  Reviewed certain other information and data with respect to the Company and New RMG made available to us by the Company, including financial projections with respect to the future financial performance of the Company/New RMG after giving effect to the Merger and the Investment for the six months ending December 31, 2018 and the years ending December 31, 2019 through 2024 prepared by management of the Investor and adjusted by management of the Investor based on information provided by, and discussions with, management of the Company (the “Projections”), which Projections include estimates of fees and expenses related to the SCG Agreement and the SCG Merger but exclude the potential tax savings available to the Company/New RMG after giving effect to the Merger and the Investment based on the Company’s net operating loss tax carryforwards, and other internal financial information furnished to us by or on behalf of the Company.

•                  Considered and compared the financial and operating performance of the Company and New RMG with that of companies with publicly traded equity securities that we deemed relevant.

•                  Considered the publicly available financial terms of certain transactions that we deemed relevant.

•                  Discussed the business, operations, and prospects of the Company, New RMG and the proposed Merger with the Company’s management and certain of the Company’s representatives.

•                  Conducted such other analyses and inquiries, and considered such other information and factors, as we deemed appropriate.

This Opinion only addresses whether, as of the date hereof, (i) the Merger Consideration to be received by the holders of Company Common Stock in the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to such holders (solely in their capacity as such).  It does not address any other terms, aspects, or implications of the Merger or the Merger Agreement, including, without limitation, (i) any term or aspect of the Merger that is not susceptible to financial analyses, (ii) the specific terms of any arrangements, understandings, agreements, or documents related to, or the form, structure, or any other portion or aspect of, the Merger, or otherwise, including, without limitation, the Investment (except for assuming the consummation thereof prior to the consummation of the Merger), (iii) the fairness of the Merger, or all or any portion of the Merger Consideration, to any other security holders of the Company or any other person or any creditors or other constituencies of the Company or any other person, (iv) the appropriate capital structure of the Company or New RMG, including, without limitation, whether the Company or New RMG should be issuing debt or equity securities or a combination of both in connection with the Investment or otherwise, nor (vii) the fairness of the amount or nature, or any other aspect, of any compensation or consideration payable to or received by any officers, directors, or employees of any parties to the Merger, or any class of such persons, relative to the Merger Consideration to be received by the holders of Company Common Stock in the Merger pursuant to the Merger Agreement, or otherwise.  We are not expressing any opinion as to what the value of shares of New RMG Common Stock actually will be when issued to the holders of the Company Common Stock pursuant to the Merger or the prices at which shares of the Company Common Stock, New RMG Common Stock or New RMG Preferred Stock may trade, be purchased or sold at any time.

This Opinion does not address the relative merits of the Merger as compared to any alternative transaction (except, to the extent expressly provided herein, with respect to the SCG Merger Consideration) or business strategy that might exist for the Company, or the merits of the underlying decision by the Committee, the Board or the Company to engage in or consummate the Merger.  The financial and other terms of the Merger were determined pursuant to negotiations between the parties to the Merger Agreement and were not determined by or pursuant to any recommendation from us. In addition, we were not authorized to, and we did not, solicit indications of interest from third parties regarding a potential transaction involving the Company.

In arriving at this Opinion, we have, with your consent, relied upon and assumed, without independently verifying, the accuracy and completeness of all of the financial and other information that was supplied or otherwise made available to us or available from public sources, and we have further relied upon the assurances of the Company’s management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. We are not legal, tax, accounting, environmental, or regulatory advisors and, we do not express any views or opinions as to any legal, tax, accounting, environmental, or regulatory matters relating to the Company, the Merger, or otherwise.  We understand and have assumed that the Company has obtained or will obtain such advice as it deems necessary or appropriate from qualified legal, tax, accounting, environmental, regulatory, and other professionals.

You have also advised us and we have assumed that (i) the Projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of the Investor with respect to the future financial performance of the Company/New RMG after giving effect to the Merger and the Investment, and (ii) the Projections provide a reasonable basis upon which to analyze and evaluate New RMG and form an opinion.  We express no view with respect to the Projections or the assumptions on which they are based.  We have not evaluated the solvency or creditworthiness of the Company, New RMG or any other party to the Merger, the fair value of the Company, New RMG or any of their respective assets or liabilities, or whether the Company, New RMG or any other party to the Merger is paying or receiving reasonably equivalent value in the Merger, nor have we evaluated, in any way, the ability of the Company, New RMG or any other party to the Merger to pay its obligations when they come due.  We have not physically inspected the Company’s or New RMG’s properties or facilities and have not made or obtained any evaluations or appraisals of the Company’s or New RMG’s assets or liabilities (including any contingent, derivative, or off-balance-sheet assets and liabilities).  We have not attempted to confirm whether the Company and New RMG have good title to their respective assets.  Our role in reviewing any information was limited solely to performing such reviews as we deemed necessary to support our own advice and analysis and was not on behalf of the Committee, the Board, the Company, New RMG, or any other party.

We have assumed, with your consent, that the Merger will be consummated in a manner that complies in all respects with applicable foreign, federal, state, and local laws, rules, and regulations and that, in the course of obtaining any regulatory or third party consents, approvals, or agreements in connection with the Merger, no delay, limitation, restriction, or condition will be imposed that would have an adverse effect on the Company, New RMG or the Merger.  We also have assumed, with your consent, that the final executed forms of the Merger Agreement and the Certificate of Designations will not differ in any material respect from the drafts we have reviewed and that the Merger will be consummated on the terms set forth in the Merger Agreement and the Certificate of Designations without waiver, modification, or amendment of any term, condition, or agreement thereof that is material to our analyses or this Opinion.  We have also assumed that the representations and warranties of the parties to the Merger Agreement contained therein are true and correct and that each such party will perform all of the covenants and agreements to be performed by it under the Merger Agreement.   We offer no opinion as to the contractual terms of the Merger Agreement or the Certificate of Designations or the likelihood that the conditions to the consummation of the Merger set forth in the Merger Agreement will be satisfied.  We have further assumed that for U.S. federal tax income purposes the Merger will qualify as a plan of reorganization within the meaning of Section 351 and/or Section 368 of the Internal Revenue Code of 1986, as amended.

Our analysis and this Opinion are necessarily based upon market, economic, and other conditions as they exist on, and could be evaluated as of, the date hereof.  Accordingly, although subsequent developments may arise that would otherwise affect this Opinion, we do not assume any obligation to update, review, or reaffirm this Opinion to you or any other person or otherwise to comment on or consider events occurring or coming to our attention after the date hereof.

This Opinion is addressed to the Committee for the use and benefit of the members of the Committee and, with the consent of the Committee, the Board (in their capacities as such) in connection with the Committee’s and, as applicable, the Board’s evaluation of the Merger.  This Opinion is not intended to and does not constitute advice or a recommendation to any of the Company’s stockholders or any other security holders as to how such holder should vote or act with respect to any matter relating to the Merger or otherwise.

We will receive a fee for rendering this Opinion, no portion of which is contingent upon the completion of the Merger.  In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain liabilities that may arise out of our engagement or the rendering of this Opinion.  In accordance with our policies and procedures, a fairness committee was not required to, and did not, approve the issuance of this Opinion.

Based upon and subject to the foregoing, it is our opinion that, as of the date of this Opinion, the Merger Consideration to be received by the holders of Company Common Stock in the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to such holders (solely in their capacity as holders of Company Common Stock).

Very truly yours,

Cassel Salpeter & Co., LLC